Filed Pursuant to Rule 433

Registration Statement No. 333-219499

November 7, 2017

Textron Inc.

$350,000,000 Floating Rate Notes due 2020

Pricing Term Sheet

Issuer:	Textron Inc.

Security:	Floating Rate Notes due 2020

Size:	$350,000,000

Trade Date:	November 7, 2017

Maturity Date:	November 10, 2020

Coupon:	Three-month LIBOR plus 55 basis points

Interest Payment Dates:	February 10, May 10, August 10 and November 10 of each year, commencing February 10, 2018

Price to Public:	100.00%

Redemption:

The Issuer may redeem any or all of the Floating Rate Notes on or after November 12, 2018, upon not less than 10 nor more than 60 days’ notice, at a price equal to the principal amount of Floating Rate Notes redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Expected Settlement Date*:	November 10, 2017 (T+3)

CUSIP / ISIN:	883203BZ3 / US883203BZ36

Expected Ratings (Moody’s/S&P)**:	Baa2 (stable) / BBB (stable)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC
SMBC Nikko Securities America, Inc. PNC Capital Markets LLC

* We expect that delivery of the notes will be made against payment therefor on or about November 10, 2017, which is the third business day following the date of the pricing of the notes. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.